December 23, 2008

Mr. Gus Rodriguez

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street N.W.

Stop 4-5

Washington, D.C. 20549

RE:	American Safety Insurance Holdings, Ltd.
Form 10-K for fiscal year ended December 31, 2007
and Form 10-Q for the quarter ended June 30, 2008
File No. 1-14795

Ladies and Gentlemen:

On behalf of American Safety Insurance Holdings, Ltd. (the “Company”), we are providing responses to the Staff’s comment letter dated November 21, 2008. The comments relate to the Company’s Form 10-Q for the quarter ended June 30, 2008. In this letter, references to “we” refer to the Company. To facilitate your review the Staff’s comments have been reproduced, with the Company’s responses following each comment.

Form 10-Q for the quarter ended June 30, 2008

Note 3 – Investments, page 10

1.

We acknowledge your response to prior comment 2. You had an unrealized loss of almost 27% on your preferred stock investments at June 30, 2008. During the third quarter you recognized $2 million write-downs related to preferred stock investments in Federal Home Loan Mortgage and Lehman Brothers. In spite of these write-downs the unrealized loss on your preferred stock investments has increased to 34% of your total preferred stock investments at September 30, 2008.

Based on the significant decline in value of your preferred stock investments and the continued deterioration  in value of these investments during the quarter, as well as your previous disclosures that the majority of your preferred stock investments are concentrated in the financial sector, please enhance your disclosures as follows:

•

Disclose whether and, if so, to what extent there has been any significant deterioration in the earnings, asset quality, cash flows or liquidity of your individual preferred stock holdings, and whether any of these holdings have reduced the amount of dividends paid;

Mr. Rodriguez

December 23, 2008

•	Disclose all of the positive and negative factors considered in reaching the conclusion that no further other than temporary impairments are necessary; and
•	Provide the other disclosures required by paragraph 17 of FSP SFAS 115-1.

Response:

	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

September 2008
Preferred Stock	991,250	(327,750)	3,997,990	(1,338,190)	4,989,250	(1,665,940)

December, 2007
Preferred Stock	5,793,165	(1,146,555)	-	-	5,793,165	(1,146,555)

During the third quarter of 2008, American Safety Insurance Holdings, Ltd., recognized a realized loss of $2 million related to the other than temporary impairment of its total investment in the preferred stocks of Federal Home Loan Mortgage Corp. and Lehman Brothers. As of September 30, 2008 the Company’s investments included $5 million in preferred stocks from seven issuers. Six of the issuers and $4.5 million of the investments are in the financial services sector including five banks or investment banks, (two of which are currently merging), and one insurance company. Third quarter earnings from firms in the financial sector have declined precipitously due to the impairment of mortgages, investments and other financial assets. We monitor the earnings releases, press releases and conference calls of the companies to gain insight to the adequacy of their capital and other strategic initiatives. Although adequately capitalized, four of the financial institutions have completed secondary equity offerings ranging from $1.5 – to $10.5 billion. Three of the banks have received capital under the Troubled Asset Relief Program (TARP) and have begun to issue FDIC insured debt and none of the bank issuers are under bank regulatory order. Dividends continue to be paid on all of our preferred stock and in our review we do not see any information to indicate a credit default. As of September 30, 2008, management believed no additional other than temporary impairment was required.

Should the Staff have any questions about any of the Company’s responses or have additional comments, please feel free to contact me.

Sincerely,

William C. Tepe

Chief Financial Officer

770-485-4373